Exhibit (4)(i)
ENHANCED POLICY SPLIT OPTION RIDER
Benefit — While both Insureds of the policy to which this rider is attached (“the policy” or “this policy”) are living, you may exchange the policy for two new single life policies, one on each of the two Insureds, subject to the terms of this rider. This exchange will not qualify as a tax-free exchange pursuant to Section 1035 of the Internal Revenue Code. For additional information about Section 1035 exchanges, consult your tax advisor. No evidence of insurability will be required to exercise this option.
Exchange Conditions — You may exercise this option within 90 days after the day that the Federal Unlimited Marital Deduction is actually and materially reduced, as a result of the enactment of a new Federal estate tax law, which because of the material reduction, could result in an increase in the Federal estate tax liability at the first death of the two Insureds under the policy. A material reduction of the Federal Unlimited Marital Deduction is defined as one that meets at least one of the following two conditions:
a) if the Federal Marital Deduction is expressed as a percentage of the estate, the deduction is limited to 75% or less of the value of the estate; or
b) if the Federal Marital Deduction is expressed as a dollar amount, the deduction is an amount which is 75% or less of the policy Face Amount including the Face Amount under any last survivor term rider that may be attached to the policy.
To exercise this option, you must:
•	ask for the exchange in writing on a form that we will provide to you; and

•	return such form and the policy to us within the 90-day period described above.
Exchange Date — The exchange will take effect on the Exchange Date, which is the date all of the Exchange Conditions are met.
New Policies — The exchange may be to any single life policy that we regularly issue at the time of exchange, subject to our approval.
The Policy Date of the two new policies will be the Exchange Date. The new policy on each Insured will be based on that Insured’s age as of the Exchange Date and risk classification as of the date of the most recent increase in any rider face amount or coverage amount, or if there has been no such increase, as of the original Policy Date. The new policies will only take effect once the original policy has terminated and will not provide any coverage until such time.
The Face Amount of each new policy as of the Exchange Date may be for any amount you choose, up to one half of the policy’s Face Amount, including the Face Amount under any last survivor term rider that may be attached to the policy, both as of the Exchange Date. You must give your written consent if the Face Amounts of the two new policies are not equal.
The Cash Surrender Value of this policy will be allocated as premiums to the two new policies in the same proportions as the Face Amount of each new policy bears to the sum of such Face Amounts. Any policy debt of this policy will likewise be allocated to the policy debt of each of the two new policies in the same proportions. We will waive any policy charge normally charged to cover our expenses arising from any state or federal tax charged to us due to the exchange. Any surrender charges applicable to the new policy will apply to the new policies.
Continuance of Riders and Benefits -- Subject to our approval and if available, any riders or benefits of the policy may be continued under the new policies.
Adding Coverage to the New Policies — Subject to our approval and if available, new riders or benefits may be added and coverage may be increased. You must provide evidence of insurability satisfactory to us for any such addition or increase.
Suicide Exclusion and Incontestability — For the coverage of the new policies issued without evidence of insurability, the time period for the Suicide Exclusion and Incontestability provisions will begin from the Policy Date of this policy rather than from that of the new policies. For any addition or increase in coverage, for which evidence of insurability was required, the time period for the Suicide Exclusion and Incontestability provisions will begin with the Policy Date of the new policies.

Assignment — Any assignment of the policy will apply to each new policy.
Effective Date — This rider will take effect on the Policy Date.
Termination — This rider will end on the earliest of:
•	the death of one of the policy’s two Insureds; or

•	the date when the policy ends; or

•	the policy anniversary nearest the 80th birthday of the older of the two Insureds; or

•	your exercise of this rider’s exchange option.
General Conditions — This rider is part of the policy to which it is attached. All terms of the policy that do not conflict with the terms of this rider apply to this rider. If there is conflict between the terms of this rider and the terms of the policy, the terms of this rider shall prevail.
Pacific Life Insurance Company

Chairman and Chief Executive Officer	Secretary